UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-150061

CUSIP NUMBER 164865206

(Check one):	.	Form 10-K	.	Form 20-F	.	Form 11-K	X .	Form 10-Q	.	Form N-SAR	.	Form N-CSR

For Period Ended: May 31, 2017

      .Transition Report on Form 10-K

      .Transition Report on Form 20-F

      .Transition Report on Form 11-K

      .Transition Report on Form 10-Q

      .Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Cherubim Interests Inc.

Former Name if Applicable:

Address of Principal Executive Office: 1304 Norwood Dr. Bedford TX 76022

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
.	(b)

The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report of transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements of the May 31, 2017 quarterly Form 10-Q. The Company has limited staffing and extremely limited resources. Accordingly, the Company expects that it will be unable to file its Form 10-Q for the Quarter ended May 31, 2017 within the prescribed period. The delay could not have been avoided without unreasonable effort or expense. The Company expects it will be able to file, after this report, all future reports in a timely manner.

In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Registrant intends to file the Form 10-Q no later than the five calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Patrick Johnson	(888) 842-8872
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

X .	Yes	.	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

.	Yes	X .	No

If so, explain the anticipated change in an attachment, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cherubim Interests Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

Cherubim Interests Inc.

Date: July 17, 2017	By:	/s/ Patrick Johnson
Patrick Johnson